Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2015

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2015	December 31, 2014
CURRENT ASSETS
Cash and cash equivalents	4	3,596,164	3,049,971
Short-term investments Held for Trading	4	2,251,062	2,798,834
Trade accounts receivable - net	5	5,271,932	4,438,676
Inventories	6	10,190,200	8,866,888
Tax credits		747,480	686,958
Income and social contribution taxes recoverable		397,118	468,309
Unrealized gains on financial instruments	13	64,358	41,751
Other current assets		388,710	331,352
		22,907,024	20,682,739

NON-CURRENT ASSETS
Tax credits		80,775	78,412
Deferred income taxes		3,551,951	2,567,189
Related parties	15	121,420	80,920
Judicial deposits	14	1,501,326	1,430,865
Other non-current assets		393,325	375,732
Prepaid pension cost		163,017	196,799
Investments in associates and jointly-controlled entities	8	1,667,710	1,394,383
Goodwill	10	14,969,925	12,556,404
Other Intangibles		1,715,533	1,547,098
Property, plant and equipment, net		23,771,383	22,131,789
		47,936,365	42,359,591

TOTAL ASSETS		70,843,389	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2015	December 31, 2014
CURRENT LIABILITIES
Trade accounts payable		3,745,251	3,236,356
Short-term debt	11	2,365,802	2,037,869
Taxes payable		461,249	405,490
Income and social contribution taxes payable		182,425	388,920
Payroll and related liabilities		532,908	668,699
Dividends payable		—	119,318
Employee benefits		36,811	34,218
Environmental liabilities		22,118	23,025
Other current liabilities		713,278	858,901
		8,059,842	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	11	20,587,831	17,148,580
Debentures	12	328,595	335,036
Deferred income taxes		1,243,095	944,546
Unrealized losses on financial instruments	13	7,376	8,999
Provision for tax, civil and labor liabilities	14	1,653,653	1,576,355
Environmental liabilities		102,165	93,396
Employee benefits		1,516,903	1,272,631
Other non-current liabilities		904,352	635,457
		26,343,970	22,015,000

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(363,507)	(233,142)
Capital reserves		11,597	11,597
Retained earnings		11,658,949	11,366,957
Operations with non-controlling interests		(1,732,962)	(1,732,962)
Other reserves		6,490,083	3,539,188
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		35,313,341	32,200,819

NON-CONTROLLING INTERESTS		1,126,236	1,053,715

EQUITY		36,439,577	33,254,534

TOTAL LIABILITIES AND EQUITY		70,843,389	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2015	March 31, 2014

NET SALES		10,447,376	10,553,776

Cost of sales	19	(9,335,523)	(9,238,024)

GROSS PROFIT		1,111,853	1,315,752

Selling expenses	19	(179,519)	(173,583)
General and administrative expenses	19	(480,442)	(533,805)
Other operating income	19	56,851	46,866
Other operating expenses	19	(30,038)	(27,681)
Equity in earnings of unconsolidated companies	8	6,535	26,633

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		485,240	654,182

Financial income	20	109,116	62,048
Financial expenses	20	(372,064)	(288,726)
Exchange variations, net	20	(651,254)	127,678
Gain and losses on financial instruments, net	20	15,637	(2,470)

INCOME (LOSS) BEFORE TAXES		(413,325)	552,712

Current	7	(45,385)	(105,563)
Deferred	7	726,071	(7,058)
Income and social contribution taxes		680,686	(112,621)

NET INCOME		267,361	440,091

ATTRIBUTABLE TO:
Owners of the parent		293,062	397,224
Non-controlling interests		(25,701)	42,867
		267,361	440,091

Basic earnings per share - preferred and common - (R$)	17	0.17	0.23

Diluted earnings per share - preferred and common - (R$)	17	0.17	0.23

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2015	March 31, 2014
Net income for the period	267,361	440,091
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	226,268	(50,138)
Cumulative translation adjustment	4,446,034	(966,108)
Unrealized (Losses) Gains on net investment hedge	(1,601,878)	202,852
Cash flow hedges
Unrealized Gains (Losses)	3,579	(1,341)
	3,074,003	(814,735)
Items that will not be reclassified to profit or loss
Net unrealized gains on defined benefit pension plan	—	620
	—	620
Other comprehensive income, net of tax	3,074,003	(814,115)

Total comprehensive income for the period, net of tax	3,341,364	(374,024)

Total comprehensive income attributable to:
Owners of the parent	3,267,680	(387,742)
Non-controlling interests	73,684	13,718
	3,341,364	(374,024)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2014	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	—	397,224	—	—	—	—	—	—	397,224	42,867	440,091
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	608	—	—	—	202,366	(1,305)	(986,635)	—	(784,966)	(29,149)	(814,115)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	608	397,224	—	—	202,366	(1,305)	(986,635)	—	(387,742)	13,718	(374,024)
Shareholders transactions:
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	6,468	6,468	76	6,544
Stock option exercised during the period	—	3,577	—	—	—	(357)	—	—	—	—	—	—	—	—	3,220	58	3,278
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,377)	(5,377)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,855)	(7,855)
Balance as of March 31, 2014 (Note 16)	19,249,181	(235,394)	11,597	558,084	560,405	9,619,924	(265,422)	397,224	(1,732,962)	1,620	(1,323,286)	1,976	3,007,932	110,134	29,961,013	1,682,298	31,643,311

Balance as of January 1, 2015	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	(347,847)	—	(1,732,962)	1,620	(2,472,853)	(2,543)	5,874,714	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net income	—	—	—	—	—	—	—	293,062	—	—	—	—	—	—	293,062	(25,701)	267,361
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	(1,599,186)	3,478	4,570,326	—	2,974,618	99,385	3,074,003
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	293,062	—	—	(1,599,186)	3,478	4,570,326	—	3,267,680	73,684	3,341,364
Shareholders transactions:
Adjustments of dividends after repurchase/exercise of shares	—	—	—	—	—	944	—	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,723)	(23,723)	467	(23,256)
Treasury stocks	—	(161,278)	—	—	—	—	—	—	—	—	—	—	—	—	(161,278)	—	(161,278)
Stock option exercised during the period	—	30,913	—	—	—	(2,014)	—	—	—	—	—	—	—	—	28,899	(54)	28,845
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(531)	(531)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,045)	(1,045)
Balance as of March 31, 2015 (Note 16)	19,249,181	(363,507)	11,597	628,228	611,531	10,473,975	(347,847)	293,062	(1,732,962)	1,620	(4,072,039)	935	10,445,040	114,527	35,313,341	1,126,236	36,439,577

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2015	March 31, 2014

Cash flows from operating activities
Net income for the period		267,361	440,091
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	19	603,272	541,660
Equity in earnings of unconsolidated companies	8	(6,535)	(26,633)
Exchange variation, net	20	651,254	(127,678)
(Gains) Losses on financial instruments, net	20	(15,637)	2,470
Post-employment benefits		66,072	56,626
Stock based remuneration		5,224	9,222
Income and social contribution taxes	7	(680,686)	112,621
(Gains) Losses on disposal of property, plant and equipment and investments, net		(1,732)	372
Allowance for doubtful accounts		18,432	9,536
Provision for tax, labor and civil claims		73,998	76,929
Interest income on trading investments	20	(59,016)	(42,629)
Interest expense on loans	20	318,929	250,066
Interest on loans with related parties	15	(649)	(1,757)
Provision (Reversal) for net realizable value adjustment in inventory		1,110	1,880
		1,241,397	1,302,776
Changes in assets and liabilities
Increase in trade accounts receivable		(228,810)	(546,540)
Increase in inventories		(318,686)	(452,956)
Increase in trade accounts payable		33,721	20,754
Increase in other receivables		(96,355)	(222,337)
Increase (Decrease) in other payables		76,691	(124,658)
Dividends from associates and jointly-controlled entities		—	12,254
Purchases of trading securities		(255,290)	(761,128)
Proceeds from maturities and sales of trading securities		973,361	1,271,185
Cash provided by operating activities		1,426,029	499,350

Interest paid on loans and financing		(194,720)	(241,842)
Income and social contribution taxes paid		(287,306)	(90,534)
Net cash provided by operating activities		944,003	166,974

Cash flows from investing activities
Additions to property, plant and equipment	9	(612,344)	(676,755)
Proceeds from sales of property, plant and equipment, investments and other intangibles		3,974	3,461
Additions to other intangibles		(23,649)	(49,813)
Capital increase in jointly-controlled entity		(40,524)	—
Net cash used in investing activities		(672,543)	(723,107)

Cash flows from financing activities
Purchase of treasury shares		(161,278)	—
Proceeds from exercise of shares		—	3,220
Dividends and interest on capital paid		(120,888)	(124,368)
Proceeds from loans and financing		913,026	747,190
Repayment of loans and financing		(670,699)	(227,433)
Intercompany loans, net		(39,851)	(547)
Net cash (used) provided in financing activities		(79,690)	398,062

Exchange variation on cash and cash equivalents		354,423	(70,254)

Increase in cash and cash equivalents		546,193	(228,325)
Cash and cash equivalents at beginning of period		3,049,971	2,099,224
Cash and cash equivalents at end of period		3,596,164	1,870,899

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 120 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on May 5, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2015 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2014, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the period beginning on January 1, 2015 and/or after.

The following IFRS standards were not yet effective until March 31, 2015:

• IFRS 9 - Financial Instruments. Has the objective to replace the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2018.

• Amendments to IFRS 9 and IFRS 7 - Mandatory Effective Date and Transition Disclosures. The amendment of IFRS 9 deals with the extension of the adoption date. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. This revised standards are effective for annual reporting periods beginning on or after January 1, 2018.

• IFRS 14 — Regulatory Deferral Accounts. Determine the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• Amendments to IFRS 11 — Joint Arrangements. The amendment of IFRS 11 seek to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization. The amendment of IAS 16 and IAS 38 seek to clarify the depreciation and amortization methods, aligned with the concept of expected future economic benefits from the use of the asset over its economic useful life. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 15 - Revenue from Contracts with Customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2017. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IAS 16 and IAS 41- Agriculture: Bearer Plants. The amendment of IAS 16 and IAS 41 has the objective to include in IAS 16 the concept of bearer plants and determine their recognition as fixed assets. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between and Investor and its Associate or Joint Venture. Has the objective to establish accounting treatment for transactions with assets between an investor and associate or jointly controlled entity. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34 - Annual Improvements to IFRSs. These revised standards are effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IAS 1 — Disclosure Initiative. Provides guidance related to changes in the set of financial statements of an entity. This revised standard is effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exception. Provides disclosure requirements of financial statements for investment entities. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on March 31, 2015, compared to those existing on December 31, 2014.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on March 31, 2015, compared to those existing on December 31, 2014.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on March 31, 2015, compared to those existing on December 31, 2014.

3.4 — Total cash paid for business combinations and interest increases in already controlled subsidiaries

There were no amounts paid in business combinations for the periods ended March 31, 2015 and March 31, 2014.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2015	December 31, 2014
Cash	7,876	7,155
Banks and immediately available investments	3,588,288	3,042,816
Cash and cash equivalents	3,596,164	3,049,971

Short term investments

	March 31, 2015	December 31, 2014
Held for trading	2,251,062	2,798,834
Short-term investments	2,251,062	2,798,834

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2015	December 31, 2014
Trade accounts receivable - in Brazil	1,795,261	1,513,449
Trade accounts receivable - exports from Brazil	203,189	247,772
Trade accounts receivable - foreign subsidiaries	3,401,261	2,776,269
(-) Allowance for doubtful accounts	(127,779)	(98,814)
	5,271,932	4,438,676

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	March 31, 2015	December 31, 2014
Finished products	4,836,011	4,039,615
Work in progress	2,062,438	1,799,380
Raw materials	1,790,119	1,873,287
Storeroom supplies	746,268	656,459
Advances to suppliers	261,112	285,146
Imports in transit	569,097	279,364
(-) Allowance for adjustments to net realizable value	(74,845)	(66,363)
	10,190,200	8,866,888

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2014	(73,276)
Provision for adjustments to net realizable value	(63,440)
Reversal of adjustments to net realizable value	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)
Provision for adjustments to net realizable value	(5,139)
Reversal of adjustments to net realizable value	4,029
Exchange rate variation	(7,372)
Balance as of March 31, 2015	(74,845)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended March 31, 2015 and 2014. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 21% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	March 31, 2015	March 31, 2014
Income before income taxes	(413,325)	552,712
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	140,531	(187,922)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	426,812	(27,611)
- Equity in earnings of unconsolidated companies	2,222	9,055
- Interest on equity	355	2,671
- Tax credits and incentives	3,364	9,638
- Tax deductible goodwill recorded in statutory books	89,707	89,707
- Other permanent differences, net	17,695	(8,159)
Income and social contribution taxes	680,686	(112,621)
Current	(45,385)	(105,563)
Deferred	726,071	(7,058)

b) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 312,917 (R$ 300,964 as of December 31, 2014), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries in North America had R$ 379,362 (R$ 232,213 as of December 31, 2014) of tax credits on capital losses which deferred tax assets have not been booked and which expire in 2029 and also several tax losses of state credits in the amount of R$ 686,332 (R$ 496,359 as of December 31, 2014), which expire at various dates between 2015 and 2035.

NOTE 8 — INVESTMENTS

	Joint Ventures			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2014	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	23,765	(5,062)	17,923	1,029	(3,180)	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	(807)	15,502	1,177	50,269	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—		(288,272)	—	—	—	—
Impairment of assets	—	—	—	—		(31,921)	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	(32,471)	—	—	—	(2,099)	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	124,211	20,251	—	298,409	435,568	1,581	1,394,383
Equity in earnings	2,553	(5,173)	4,257	5,007	(1,273)	—	2,551	(1,387)	—	6,535
Cumulative Translation Adjustment	4,724	17,633	75,145	—	3,314	—	45,691	79,654	107	226,268
Capital increase	—	40,524	—	—	—	—	—	—	—	40,524
Balance as of March 31, 2015	47,429	162,914	443,683	129,218	22,292	—	346,651	513,835	1,688	1,667,710

Goodwill

	March 31, 2015	December 31, 2014
Dona Francisca Energética S.A.	17,071	17,071
Corsa Controladora S.A. de C.V.	219,120	187,981
Corporación Centroamericana del Acero, S.A.	315,657	261,362
	551,848	466,414

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2015, acquisitions amounted to R$ 612,344 (R$ 676,755 as of March 31, 2014), and disposals amounted to R$ 2,243 (R$ 3,833 as of March 31, 2014).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on September 30, 2014 amounted to R$ 38,058 (R$ 30,664 as of March 31, 2014).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 876,358 as of March 31, 2015 (R$ 862,244 as of December 31, 2014).

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2014	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	2,452,184	(38,663)	2,413,521
Balance as of March 31, 2015	15,287,182	(317,257)	14,969,925

	March 31, 2015	December 31, 2014
Brazil	589,538	553,607
Special Steels	3,382,712	2,852,631
Latin America	802,167	701,434
North America	10,195,508	8,448,732
	14,969,925	12,556,404

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2015	December 31, 2014
Short term financing in Brazilian reais
Working capital	11.78%	692,443	74,598
Financing of investment	8.60%	19,884	4,217
Short term financing in foreign currency
Working capital (US$)	2.08%	434,098	606,979
Working capital (€)	1.37%	165,994	130,975
Working capital (Cop$)	6.88%	170,411	159,698
Working capital (PA$)	17.74%	48,963	29,829
Working capital (Uyu$)	2.00%	17	—
Working capital (Mxn$)	4.50%	63	40
Financing of property, plant and equipment and others (US$)	6.82%	166,706	1,648
Financing of property, plant and equipment and others (INR)	9.05%	84,873	150,029
Financing of property, plant and equipment and others (Mxn$)	4.50%	212,478	198,437
		1,995,930	1,356,450
Plus current portion of long-term financing		369,872	681,419
Short term financing plus current portion of long-term financing		2,365,802	2,037,869

Long-term financing in Brazilian reais
Working capital	12.75%	2,557,231	2,101,327
Financing of property, plant and equipment	6.03%	396,584	1,241,207
Financing of investment	8.37%	67,691	60,011
Long-term financing in foreign currency
Working capital (US$)	1.83%	413,214	645,330
Working capital (€)	1.37%	115,809	38,455
Working capital (COP$)	6.88%	185,797	166,848
Working capital (PA$)	17.74%	203,946	106,105
Working capital (Uyu$)	2.00%	22,369	—
Working capital (INR)	9.05%	157,166	2,252
Ten/Thirty Years Bonds (US$)	6.38%	15,789,711	13,059,526
Financing of investment (US$)	5.11%	225,607	184,166
Financing of property, plant and equipment and others (INR)	9.05%	16,784	13,800
Financing of property, plant and equipment and others (US$)	6.32%	746,882	210,972
Financing of property, plant and equipment and others (Mxn$)	4.50%	58,912	—
		20,957,703	17,829,999
Less: current portion		(369,872)	(681,419)
Long term financing minus current portion		20,587,831	17,148,580
Total financing		22,953,633	19,186,449

Principal amount of the financing		22,553,287	18,843,000
Interest amount of the financing		400,346	343,449
Total financing		22,953,633	19,186,449

(*) Weighted average effective interest costs on March 31, 2015.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	March 31, 2015	December 31, 2014
Brazilian Real (R$)	3,733,833	3,481,360
U.S. Dollar (US$)	17,776,218	14,708,621
Euro (€)	281,803	169,430
Colombian Peso (Cop$)	356,208	326,546
Argentine Peso (PA$)	252,909	135,934
Uruguayan Peso (Uyu$)	22,386	—
Mexican Peso (Mxn$)	271,453	198,477
Indian Rupee (INR)	258,823	166,081
	22,953,633	19,186,449

Timeline of installment payments of long-term loans and financing is as follows:

	March 31, 2015	December 31, 2014
2016*	733,823	893,003
2017	3,987,388	3,151,662
2018	816,755	754,884
2019	858,540	671,039
2020	5,115,931	3,498,457
2021 on	9,075,394	8,179,535
	20,587,831	17,148,580

(*) For the period as of March 31, 2015, the amounts represents payments from April 01, 2016 to December 31, 2016.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Main funding in the period ended March 31, 2015

In January and February 2015, the Company obtained a total amount of R$ 350 million in a working capital credit line with Santander Bank with maturity in 12 months.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On March 31, 2015, the current ratio was 4.3 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2015, the current ratio was 3.6 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of March 31, 2015 the current ratio was 2.8 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 97.9 million on the balance sheet date, are guaranteed by the assets being financed.

Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2015, the outstanding balance of this credit facility was R$ 916.2 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of March 31, 2015, the outstanding loans under the line totaled US$ 305.9 million (R$ 981.3 million as of March 31, 2015) and are classified as working capital (US$).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

		Quantity as of March 31, 2015
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2015	December 31, 2014
3rd- A and B	May 27,1982	144,000	125,907	06/01/2021	84,741	81,834
7th	July 14, 1982	68,400	60,246	07/01/2022	49,313	51,787
8th	November 11, 1982	179,964	152,122	05/02/2023	106,057	107,144
9th	June 10, 1983	125,640	123,258	09/01/2024	14,406	14,154
11th - A and B	June 29, 1990	150,000	140,314	06/01/2020	55,531	55,863
14th	August 26, 2014	20,000	19,652	08/30/2024	18,547	24,254
Total Consolidated					328,595	335,036

Non-current					328,595	335,036

Maturities of long-term amounts are as follows:

	March 31, 2015	December 31, 2014
2020 on	328,595	335,036
	328,595	335,036

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 11.26% and 10.81% for the three month period ended on March 31, 2015 and year ended on December 31, 2014, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2015		December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	3,596,164	3,596,164	3,049,971	3,049,971
Short-term investments	2,251,062	2,251,062	2,798,834	2,798,834
Trade accounts receivable	5,271,932	5,271,932	4,438,676	4,438,676
Related parties	121,420	121,420	80,920	80,920
Unrealized gains on derivatives	64,358	64,358	41,751	41,751
Other current assets	388,710	388,710	331,352	331,352
Other non-current assets	393,325	393,325	375,732	375,732
Liabilities
Trade accounts payable	3,745,251	3,745,251	3,236,356	3,236,356
Loans and Financing	22,953,633	23,121,725	19,186,449	19,533,676
Debentures	328,595	328,595	335,036	335,036
Other current liabilities	713,278	713,278	858,901	858,901
Other non-current liabilities	904,352	904,352	635,457	635,457
Unrealized losses on derivatives	7,376	7,376	8,999	8,999

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

(Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 16). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less than or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater than 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

	Impacts on Statements of Income
Assumptions	Percentage of change		March 31, 2015	March 31, 2014
Foreign currency sensitivity analysis	5%		225,346	162,266
Interest rate changes sensitivity analysis	10	bps	92,852	59,893
Sensitivity analysis of changes in prices of products sold	1%		104,474	105,538
Sensitivity analysis of changes in raw material and commodity prices	1%		60,441	65,042
Currency Swaps	10	bps	10,738	9,032
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		9,052	6,180

Foreign currency sensitivity analysis:  As of March 31, 2015, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 225,346 and R$ 142,245 after the effects of changes in the net investment hedge described in note 13.f, as of March 31, 2015 (R$ 162,266 and R$ 72,148 of March 31, 2014, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 92,852 as of March 31, 2015 (R$ 59,893 as of March 31, 2014) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three month period ended on March 31, 2015, totals R$ 104,474 (R$ 105,538 as of March 31, 2014) and the variation in the price of raw materials and other inputs totals R$ 60,441 as of March 31, 2015 (R$ 65,042 as of March 31, 2014). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 10,738 (income of R$ 9,032 as of March 31, 2014) and a decrease of 10 bps in the interest curve represents an expense in the same amounts as presented above. These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso represents a gain of R$ 9,052 as of March 31, 2015 (R$ 6,180 as of March, 31 2014) and a decrease of 5% on the US Dollar against the Colombian Peso represents a loss in the same amount presented above. The Dollar/Colombian Peso forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,596,164	—	—	3,596,164
Short-term investments	—	2,251,062	—	2,251,062
Unrealized gains on financial instruments	—	—	64,358	64,358
Trade accounts receivable	5,271,932	—	—	5,271,932
Related parties	121,420	—	—	121,420
Other current assets	388,710	—	—	388,710
Other non-current assets	393,325	—	—	393,325
Total	9,771,551	2,251,062	64,358	12,086,971
Financial result for the three-month period ended on March 31, 2015	241,433	94,003	—	335,436

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,745,251	3,745,251
Loans and Financing	—	22,953,633	22,953,633
Debentures	—	328,595	328,595
Related parties	—	—	—
Other current liabilities	—	713,278	713,278
Other non-current liabilities	—	904,352	904,352
Unrealized losses on financial instruments	7,376	—	7,376
Total	7,376	28,645,109	28,652,485
Financial result for the three-month period ended on March 31, 2015	(1,029)	(1,232,972)	(1,234,001)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

December 31, 2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,049,971	—	—	3,049,971
Short-term investments	—	2,798,834	—	2,798,834
Unrealized gains on financial instruments	—	—	41,751	41,751
Trade accounts receivable	4,438,676	—	—	4,438,676
Related parties	80,920	—	—	80,920
Other current assets	331,352	—	—	331,352
Other non-current assets	375,732	—	—	375,732
Total	8,276,651	2,798,834	41,751	11,117,236
Financial result for the three-month period ended on March 31, 2014	25,028	43,367	—	68,395

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,236,356	3,236,356
Loans and Financing	—	19,186,449	19,186,449
Debentures	—	335,036	335,036
Related parties	—	—	—
Other current liabilities	—	858,901	858,901
Other non-current liabilities	—	635,457	635,457
Unrealized losses on financial instruments	8,999	—	8,999
Total	8,999	24,252,199	24,261,198
Financial result for the three-month period ended on March 31, 2014	(3,235)	(166,629)	(169,865)

As of March 31, 2015, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts		Position	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Forward
Maturity at 2015			US$60.0 million	US$80.0 million	64,358	41,751

Swap contracts
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%-2.25%	US$25.0 million	US$25.0 million
	payable under the swap	10.17%-11.02%	US$40.0 million	US$40.0 million	—	—	(7,376)	(8,999)

Total fair value of financial instruments					64,358	41,751	(7,376)	(8,999)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	March 31, 2015	December 31, 2014
Unrealized gains on financial instruments
Current assets	64,358	41,751
	64,358	41,751
Unrealized losses on financial instruments
Non-current liabilities	(7,376)	(8,999)
	(7,376)	(8,999)

	March 31, 2015	March 31, 2014
Net Income
Gains on financial instruments	16,666	765
Losses on financial instruments	(1,029)	(3,235)
	15,637	(2,470)
Other comprehensive income
Gains (Loss) on financial instruments	3,579	(1,341)
	3,579	(1,341)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standard and interpretation mentioned above, the Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 1,601,878 for the three month period ended on December 31, 2014, respectively (loss of R$ 202,852 on March 31, 2014).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2015, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2015 and December 31, 2014, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Current assets
Cash and cash equivalents	3,596,164	3,049,971	—	—	3,596,164	3,049,971
Short-term investments Trading	2,251,062	2,798,834	936,400	978,840	1,314,662	1,819,994
Trade accounts receivable	5,271,932	4,438,676	—	—	5,271,932	4,438,676
Swap contracts and others	64,358	41,751	—	—	64,358	41,751
Other current assets	388,710	331,352	—	—	388,710	331,352

Non-current assets
Related parties	121,420	80,920	—	—	121,420	80,920
Other non-current assets	393,325	375,732	—	—	393,325	375,732
	12,086,971	11,117,236	936,400	978,840	11,150,571	10,138,396

Current liabilities
Trade accounts payable	3,745,251	3,236,356	—	—	3,745,251	3,236,356
Loans and Financing	2,365,802	2,037,869	—	—	2,365,802	2,037,869
Other current liabilities	713,278	858,901	—	—	713,278	858,901

Non-current liabilities
Loans and Financing	20,587,831	17,148,580	—	—	20,587,831	17,148,580
Debentures	328,595	335,036	—	—	328,595	335,036
Swap contracts and others	7,376	8,999	—	—	7,376	8,999
Other non-current liabilities	904,352	635,457	—	—	904,352	635,457
	28,652,485	24,261,198	—	—	28,652,485	24,261,198
	40,739,456	35,378,434	936,400	978,840	39,803,056	34,399,594

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2015	December 31, 2014
a) Tax provisions
ICMS (state VAT)	26,069	25,825
Corporate Income Tax and Social Contribution Tax	34,628	34,038
Emergency Capacity Charge and Extraordinary Tariff Adjustment	32,709	32,853
Financing of social integration program and Social security financing	1,241,350	1,177,200
Other tax provisions and Social security contributions	38,653	38,171
b) Labor provisions	238,893	228,475
c) Civil provisions	41,351	39,793
	1,653,653	1,576,355

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS credits, PIS and COFINS on other revenues and exclusion of ICMS from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of March 31, 2015 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	March 31, 2015	December 31, 2014
Balance at the beginning of the year	1,576,355	1,294,598
(+) Additions	70,552	213,285
(+) Monetary variation	32,417	128,305
(-) Reversal of accrued amounts	(27,457)	(59,714)
(+) Foreign exchange effect on provisions in foreign currency	1,786	(119)
Balance at the end of the year	1,653,653	1,576,355

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,013,421.

a.2) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 376,918, related to profits abroad.

a.3) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 376,918.

a.4) The subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 3,449,136.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the discovery.

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company, for formation of a cartel and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 89,310. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2015	December 31, 2014
Tax	1,342,425	1,286,651
Labor	71,522	66,608
Civil	87,379	77,606
	1,501,326	1,430,865

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2015	December 31, 2014
Assets
Associate companies
Armacero Ind. Com. Ltda.	14,680	9,198
Aceros Corsa, S.A. de C.V.	1	7,729

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	59,600	13,634

Others
Fundação Gerdau	45,970	50,342
Metalúrgica Gerdau S.A.	1,163	—
Others	6	17
	121,420	80,920

	For the three-month period ended
	March 31, 2015	March 31, 2014
Net financial income	649	1,757

Commercial operations

During the three-month period ended on March 31, 2015 and 2014, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 130,991 as of March 31, 2015 (R$ 144,110 as of March 31, 2014) and purchases in the amount of R$ 103,603 as of March 31, 2015 (R$ 111,484 as of March 31, 2014). The net balance of accounts payable totals R$ 75,149 as of March 31, 2015 (R$ 98,561 of accounts receivable as of December 31, 2014).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b)             Financial operations

	(Expenses)/Income
	For the three-month period ended
	March 31, 2015	March 31, 2014
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(963)	(1,899)
Grupo Gerdau Empreendimentos Ltda. (**)	232	222

(*) Guarantees of certain financing in the amount of R$ 225,307 at March 31, 2015, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	1,386
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	437,387	Jul/15	603,134
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	560,138	April/16 - Mar/18	461,150
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	2,792,744
GTL Trade Finance Inc.	Subsidiary	Guarantee	30-year Bond	1,118,000	Apr/44	1,604,000
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	470,492	May/15 - Oct/16	547,437
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	2,016,558
Gerdau Metaldom Corp.	Joint-venture	Guarantee	Financing Agreements	238,156	Jun/15 - Dec/17	211,178
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Jan/21	3,806,292
Gerdau Corsa S.A.P.I. de C.V.	Jointly-controlled entity	Guarantee	Financing Agreements	1,508,672	Jun/15 - Mar/19	1,772,113
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	Guarantee	10-year Bond	2,606,346	Apr/24	3,739,338
Sipar Gerdau Inversiones	Subsidiary	Guarantee	Financing Agreements	1,665	Jun/17	18,182
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	59,207	Feb/15 - Apr/19	83,408
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/15 - Jun/15	128,320
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,998,436
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	348,595	Jun/15 - Feb/19	388,065
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	208,520	Undetermined	58,069
Aceros Corsa S.A. de C.V.	Associate	Guarantee	Financing Agreements	44,050	Jun/15	54,495
Comercial Gerdau Bolivia	Subsidiary	Guarantee	Financing Agreements	9,804	Sep/2015	12,832
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	1,506,629	Jan/20 - Aug/20	1,629,577
Gerdau Ameristeel US. Inc.	Subsidiary	Guarantee	25-year Bond	103,596	Oct/37	163,608
Gerdau Aços Longos S.A.	Subsidiary	Guarantee	Financing Agreements	426,098	Oct/24 - Dec/30	380,630
Gerdau Aços Longos S.A.	Subsidiary	Guarantee	Financing Agreements	38,501	May/15 - Dec/15	52,119
Siderurgica Zuliana, C.A.	Subsidiary	Guarantee	Financing Agreements	33,038	Jun/15	48,120
Sidertul, S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	176,200	Aug/15	120,981
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	70,000	Feb/20	78,021
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	78,571	Jul/16	17,193

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 0 as of March 31, 2015 (R$ 62,989 as of December 31, 2014), which corresponds to 0 debentures (1,215 as of December 31, 2014). Debentures are held by controlling shareholders, directly or indirectly, in the amount of R$ 100,126 as of March 31, 2015 (R$ 110,840 as of December 31, 2014), which corresponds to 16,687 debentures (18,304 as of December 31, 2014).

e)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

f)               Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 25,450 for the three-month period ended on March 31, 2015 (R$ 25,215 for the three-month period ended on March 31, 2014). The contributions for pension plan, related to the management of the Company, totaled R$ 349 — Defined contribution plan for the three-month period ended March 31, 2015 (R$ 295 in March 31, 2014).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2015		December 31, 2014
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,613,562	571,929,945	1,132,285,402
Repurchase of Shares	—	(17,162,100)	—	—
Exercise of stock option	—	1,686,088	—	328,160
Balance at the end of the period	571,929,945	1,117,137,550	571,929,945	1,132,613,562

On March 31, 2015, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2015						December 31, 2014
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	21,604,383	3.8	579,232,262	50.5	600,836,645	34.9	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	70,509,071	12.3	133,049,984	11.6	203,559,055	11.8	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	28,893,695	2.5	30,591,233	1.8	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2015				December 31, 2014
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,417,683	232,585	1,697,538	557	13,745,843	238,414
Repurchase of shares	—	—	17,162,100	161,278	—	—	—	—
Exercise of stock option	—	—	(1,686,088)	(30,913)	—	—	(328,160)	(5,829)
Balance at the end of the period	1,697,538	557	28,893,695	362,950	1,697,538	557	13,417,683	232,585

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.56.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2015			March 31, 2014
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	98,908	194,154	293,062	133,300	263,924	397,224

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,122,679,347		571,929,945	1,132,375,848

Earnings per share (in R$) – Basic	0.17	0.17		0.23	0.23

Diluted

	For the three-month period ended on
	March 31, 2015	March 31, 2014
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	194,154	263,924
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	455	420
	194,609	264,344

Net income allocated to common shareholders	98,908	133,300
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(455)	(420)
	98,453	132,880

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,122,679,347	1,132,375,848
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,841,588	5,384,912
Total	1,130,520,935	1,137,760,760

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.17	0.23

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 18 — LONG-TERM INCENTIVE PLANS

a) Stock Options Plan:

	March 31, 2015		December 31, 2014
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	2,448,973	19.53	2,793,495	19.44
Options Exercised	(25,210)	19.56	(52,340)	17.34
Options Forfeited	(416,177)	27.95	(292,182)	19.47
Available at the end of the year	2,007,586	17.97	2,448,973	19.53

The average market price of the share in the three month period ended March 31, 2015 was R$ 9.97 (R$ 13.31 in the year ended December 31, 2014).

As of March 31, 2015 the Company has a total of 28,893,695 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2015*
			R$
R$ 10.66	80,742	3.9	12.49	80,742
R$ 33.43	12,581	1.9	39.15	12,581
R$ 48.63	8,953	2.9	56.94	8,953
R$ 10,58 to R$ 29,12	1,905,310	5.0	17.87	25,623
	2,007,586			127,899

*The total of options vested that are exercisable on March 31, 2015 is 127,899 (176,891 on December 31, 2014).

During the three month periods ended March 31, 2015 and 2014, the long-term incentive plans costs recognized in income were R$ 6,542 and R$ 9,091, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2015.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2014	7,371,215
Granted	3,981,219
Forfeited/Canceled	(739,017)
Exercised	(527,183)
Quantity on December 31, 2014	10,086,234
Granted	6,488,298
Forfeited/Canceled	(412,292)
Exercised	(2,026,388)
Quantity on March 31, 2015	14,135,852

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2015, an award of approximately US$ 10.3 million (R$ 33.0 million) was granted to participants under the EIP. The Company issued 1,294,587 RSUs, and 1,721,305 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2014, an award of approximately US$ 11.7 million (R$ 31.1 million) was granted to participants under the EIP. The Company issued 767,027 RSUs, and 1,150,541 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2015, there were 706,706 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of March 31, 2015 and December 31, 2014, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 21 thousand (R$ 67.4 thousand) and US$ 370 thousand (R$ 983 thousand), respectively.

NOTE 19 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2015	March 31, 2014
Depreciation and amortization	(603,272)	(541,660)
Labor expenses	(1,715,404)	(1,626,407)
Raw material and consumption material	(6,454,058)	(6,504,162)
Freight	(562,789)	(565,795)
Other expenses/income, net	(633,148)	(688,203)
	(9,968,671)	(9,926,227)

Classified as:
Cost of sales	(9,335,523)	(9,238,024)
Selling expenses	(179,519)	(173,583)
General and administrative expenses	(480,442)	(533,805)
Other operating income	56,851	46,866
Other operating expenses	(30,038)	(27,681)
	(9,968,671)	(9,926,227)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 20 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2015	March 31, 2014
Income from short-term investments	59,016	42,602
Interest income and other financial incomes	50,100	19,446
Financial income total	109,116	62,048

Interest on debts	(318,929)	(250,073)
Monetary variation and other financial expenses	(53,135)	(38,653)
Financial expenses total	(372,064)	(288,726)

Exchange variations, net	(651,254)	127,678
Gains and Losses on derivatives, net	15,637	(2,470)
Financial result, net	(898,565)	(101,470)

NOTE 21 — SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net sales	3,265,835	3,655,351	124,672	316,261	3,647,625	3,257,738	1,508,647	1,399,370	2,245,720	2,262,760	(345,123)	(337,704)	10,447,376	10,553,776
Cost of sales	(2,762,632)	(2,905,951)	(118,968)	(196,900)	(3,422,723)	(3,158,526)	(1,340,514)	(1,214,162)	(2,035,826)	(2,101,394)	345,140	338,909	(9,335,523)	(9,238,024)
Gross profit	503,203	749,400	5,704	119,361	224,902	99,212	168,133	185,208	209,894	161,366	17	1,205	1,111,853	1,315,752
Selling, general and administrative expenses	(211,508)	(228,935)	(9,757)	(9,467)	(174,802)	(185,969)	(85,817)	(89,868)	(96,857)	(103,067)	(81,220)	(90,082)	(659,961)	(707,388)
Other operating income (expenses)	4,859	10,474	—	—	1,775	2,177	(875)	(5,067)	3,221	2,280	17,833	9,321	26,813	19,185
Equity in earnings of unconsolidated companies	—	—	—	—	2,554	19,160	(1,026)	1,482	—	—	5,007	5,991	6,535	26,633
Operational income (Loss) before financial income (expenses) and taxes	296,554	530,939	(4,053)	109,894	54,429	(65,420)	80,415	91,755	116,258	60,579	(58,363)	(73,565)	485,240	654,182
Finacial result, net	(131,231)	(97,737)	(11,216)	(6,785)	(25,187)	(39,817)	(20,332)	7,933	(58,265)	(34,485)	(652,334)	69,421	(898,565)	(101,470)
Income (Loss) before taxes	165,323	433,202	(15,269)	103,109	29,242	(105,237)	60,083	99,688	57,993	26,094	(710,697)	(4,144)	(413,325)	552,712
Income and social contribution taxes	(39,308)	(109,646)	2,772	(25,777)	35,479	65,909	(35,246)	(44,125)	(22,145)	(10,479)	739,134	11,497	680,686	(112,621)
Net income (Loss)	126,015	323,556	(12,497)	77,332	64,721	(39,328)	24,837	55,563	35,848	15,615	28,437	7,353	267,361	440,091

Supplemental information:
Net sales between segments	221,412	165,016	78,834	105,399	15,829	24,344	11	—	29,037	42,945	—	—	345,123	337,704

Operational Income (Loss) before financial income (expenses) and taxes	296,554	530,939	(4,053)	109,894	54,429	(65,420)	80,415	91,755	116,258	60,579	(58,363)	(73,565)	485,240	654,182
Depreciation/amortization	218,137	200,302	10,095	11,552	171,585	135,770	59,710	51,650	143,745	142,386	—	—	603,272	541,660
Earnings before interest, taxes, depreciation and amortization (EBITDA)	514,691	731,241	6,042	121,446	226,014	70,350	140,125	143,405	260,003	202,965	(58,363)	(73,565)	1,088,512	1,195,842

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

Iron Ore Operation: Iron Ore

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net sales	3,614,155	4,200,358	1,607,576	1,489,310	4,479,384	4,095,353	746,261	768,755	10,447,376	10,553,776

	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Total assets	25,294,018	24,503,901	10,191,145	8,409,583	31,066,431	26,288,644	4,291,794	3,840,202	70,843,389	63,042,330

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 22 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the impairment test in December 2014, the Company performed a sensitivity analysis of the variables discount rates and perpetuity growth rate, given its potential impacts on the cash flows. A combination of sensitivity analysis above mentioned in the tests performed in December 2014 would result in a recoverable amount lower than the book value by R$ 458 million for the North America segment and R$ 122 million for the Latin America segment. A combination of sensitivity analysis above mentioned in the tests performed in December 2014 would result in a recoverable amount that would exceed the book value by R$ 1,436 million in the Brazil segment and R$ 262 million for the Special Steel segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2015 is required.

The Company will maintain over 2015  its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 23 - SUBSEQUENT EVENTS

I) On April 6, 2015, the Company received Official Letter n° 134/2015/CVM/SEP/GEA-2 of the Brazilian Securities and Exchange Commission with request for clarification on news related to inquisition in the Tax administrative appeal board. In response to the Letter, the Company clarifies that, up to this date, has not been contacted by any public authority about the operation Zelotes. The Company also reiterates that have strict ethical standards in conducting their pleas with public agencies.

I) On April 17, 2015, the three months period for the Company to purchase of shares of its own issuance ended. The Company acquired 19,923,200 preferred shares in the total amount of R$    189,174. This acquisition had the following objectives: (i) supply the long-term incentive plan for the Company and its subsidiaries; (ii) held in treasury; (iii) cancelation; or (iv) subsequent sale to the market.

II) On April 30, 2015, the Company proposed to anticipate the payment of dividends on income for the quarter ended on March 31, 2015, in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on May 21, 2015, in the amount of R$ 101.2 million (R$ 0.06 per common and preferred share), with payment on June 2, 2015. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on May 6, 2015.

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